UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at March 24, 2010

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: March 25, 2010

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.tasekomines.com

TASEKO SIGNS AGREEMENT WITH SOJITZ CORPORATION

March 24, 2010, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company"), owner of Gibraltar Mines Ltd. is pleased to announce that the definitive agreements with the Sojitz Consortium for their previously announced joint venture investment in the Gibraltar Mine were executed last week. The joint venture partners will be Gibraltar Mines Ltd. (75%) and Cariboo Copper Corp. (25%) [jointly owned by Sojitz Corporation (50%), Dowa Metals & Mining Co., Ltd. (25%) and Furukawa Co., Ltd. (25%)]. The transaction is scheduled to close on March 31, 2010 for total consideration of approximately C$187 million.

Russell Hallbauer, President and CEO of Taseko said "We are looking forward to a long term relationship with our strategic partners and realizing the significant growth opportunities that exist for our Company going forward".

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Brian Bergot, Investor Services at 778-373-4545 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Although Taseko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the risk that the above-referenced transaction may not be completed within the time frame contemplated.